October 26, 2004

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attention:	Karen J. Garnett, Assistant Director Peggy Kim, Attorney-Advisor

Re:	Google Inc. Registration Statement on Form S-1 Initially filed August 4, 2004 File No. 333-117934

Ladies and Gentlemen:

On behalf of Google Inc. (“Google”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 26, 2004, relating to Google’s Registration Statement on Form S-1 (File No. 333-117934) (the “Registration Statement”) initially filed with the Commission on August 4, 2004.

On behalf of Google, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (compared against Amendment No. 1 to the Registration Statement filed on August 6, 2004). Amendment No. 2 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Google’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Form S-1

General

1.	Please update your disclosure to include all of the material information that appears in your initial public offering registration statement on Form S-1 (File No. 333-114984) and to give effect to the IPO. For example, please revise to discuss the settlement with Yahoo! and the Playboy article. Also include all final pricing and market information regarding the IPO.

In response to the Staff’s comment, we have revised our disclosure throughout the Registration Statement (i) to include all of the material information that appears in our initial public offering registration

Securities and Exchange Commission

Re: Google Inc.

October 26, 2004

statement on Form S-1 (File No. 333-114984), including discussions regarding the settlement with Yahoo! and the Playboy article, and (ii) to give effect to our initial public offering.

Questions and Answers About the Rescission Offer, page 1

2.	Refer to the statement about general theories of estoppel at the top of page 2. This statement is a legal conclusion that Google is not qualified to make. Please revise to disclose that this statement is based on the advice or opinion of counsel, name counsel, and file counsel’s consent as an exhibit to the registration statement. Alternatively, please omit this statement. Provide conforming changes on page 8, where you discuss other forms of relief and remedies, and elsewhere as applicable in the prospectus.

In response to the Staff’s comment, we have revised the Registration Statement to omit the statement about general theories of estoppel.

3.	Refer to the second question on page 4. Please revise to clarify when the federal statute of limitations period commences.

In response to the Staff’s comment, we have revised the Registration Statement to clarify when the federal statute of limitations period commences. The revised disclosure appears on page 3 of Amendment No. 2.

Rescission Offer, page 12

4.	Please revise to include a more detailed discussion of the background of the rescission offer, including the information discussed in the risk factor on pages 18-19 of your initial public offering registration statement on Form S-1 (File No. 333-114984). Also provide comparable detail in your risk factors for this prospectus.

In response to the Staff’s comment, we have revised the Registration Statement to include a more detailed discussion of the background of the rescission offer and to include comparable disclosure in our risk factors section of the Registration Statement. The revised disclosure appears on pages 27-28 and 31 of Amendment No. 2.

Risk Factors, page 28

5.	Please relocate the risk factors section so that it immediately follows the prospectus summary, as required by Item 503(c) of Regulation S-K.

In response to the Staff’s comment, we have revised the Registration Statement to relocate the risk factors section so that it immediately follows the summary section of the Registration Statement.

Securities and Exchange Commission

Re: Google Inc.

October 26, 2004

Exhibit 5.1

6.	The opinion filed as exhibit 5.1 appears to be a tax opinion rather than a legality opinion. Please revise your exhibit index to identify the tax opinion as a separate exhibit. Also, please file a legality opinion, as required by Item 601(b)(5) of Regulation S-K. Please ensure that each of the opinions is dated.

In response to the Staff’s comment, we have filed the tax opinion as Exhibit 8.01 and included our legality opinion as Exhibit 5.01 to Amendment No. 2.

* * * * *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/320-4652) or David Segre (650/320-4554). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Messrs. Segre and Montegut (650/493-6811). Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    Donald S. Harrison

Donald S. Harrison, Esq.

cc:	David C. Drummond, Esq.

Anna Itoi, Esq.

Larry W. Sonsini, Esq.

David J. Segre, Esq.

Christian E. Montegut, Esq.